Exhibit 99.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

Seaspan Announces Term Sheet for Investment in the Restructuring of Swiber Holdings

Limited

HONG KONG, CHINA, October 3, 2018 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) today announced that it has entered into a binding term sheet for a potential investment of up to US$200 million in the restructured Swiber Holdings Limited (“Swiber”, and together with its subsidiaries, the “Swiber Group”), a publicly traded Singaporean offshore engineering, procurement and construction business that owns five maritime vessels. The investment is expected to be funded in two tranches, i) US$20 million upon closing in exchange for an 80% economic interest in the restructured Swiber Group, and ii) an incremental US$180 million to be invested in a US$1 billion LNG-to-power project in Vietnam (the “Project”) under development, in exchange for economic interests in the Project.

Bing Chen, Seaspan’s President and Chief Executive Officer, said, “We are excited to partner with Swiber. Together, with Swiber’s operational and engineering capabilities, Seaspan’s leading maritime asset management platform, and our Chairman David Sokol’s energy related experience, we will unlock substantial value.”

Seaspan intends to fund the investment with cash on hand. The closing of the first tranche of the investment is subject to confirmatory due diligence, entering into definitive agreements, the emergence of Swiber from its judicial management process in Singapore, the approval of Swiber’s shareholders and creditors, Singapore regulatory approvals and other conditions customary for transactions of this nature. Closing of the first tranche is expected to occur in the first part of 2019. The closing of the second tranche of the investment is subject to numerous conditions.

Bing continued, “Concurrently, we will continue to invest in and improve operations of our existing containership leasing business to provide best-in-class service to our customers. I would like to congratulate our Special Projects team, led by Matthew Tinari, on structuring and executing this opportunistic potential investment.”

White & Case LLP is acting as counsel to Seaspan in connection with the proposed investment.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s operating fleet consists of 112 containerships with a total capacity of more than 900,000 TEU, an average age of approximately 6 years and an average remaining lease period of approximately 5 years, on a TEU-weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSW PR I	Series I preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025

Cautionary Note Regarding Forward-Looking Statements

For the avoidance of doubt, nothing in the term sheet (or this announcement) constitutes a firm intention to make an offer by Seaspan for the shares of any of the Swiber Group under Rule 3.5 of the Singapore Code on Take-Overs and Mergers. There is no certainty or assurance that definitive agreements will be entered into, that the conditions precedent for the proposed transaction can be fulfilled, that the terms and conditions of the proposed transaction will not differ from those set out in the term sheet, or that the proposed transaction will necessarily be undertaken.

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements about our investment in the Swiber Group and the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current views only as of the date of this release and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, among others, those factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including

Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2017 and report on Form 6-K for the quarter ended June 30, 2018. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

For Investor Relations Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. 604-347-9184

Email: mborys@seaspanltd.ca

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